UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2009

Commissi

on File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ)
nº 04.032.433 / 0001-80
Corporate Registry ID
(NIRE) 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

Rio de Janeiro, April 30, 2009 – Pursuant to CVM Official Letter SGE/001/03 dated January 22, 2003 and article 12, caput, of CVM Instruction 358 dated January 3, 2002, Contax Participações S/A (“Company”) that it received from EP Tisdale and Eton Park Master Fund Ltd., correspondence dated April 30, 2009 informing:

           i) On April 28, 2009, EP Tisdale and Eton Park Master Fund have aquired 105,103 common shares, representing 1.82% of the total ON shares. The correspondence also stated that EP Tisdale and Eton Park Master Fund reached an interest of 5.69% of the common shares issued by Contax Participações S.A., with the Company now holding a total of 328,572 common shares;

           ii) On April 28, 2009, EP Tisdale and Eton Park Master Fund have aquired 181,315 preferred shares, representing 1.98% of the total PN shares. The correspondence also stated that EP Tisdale and Eton Park Master Fund reached an interest of 8.02% of the preferred shares issued by Contax Participações S.A., with the Company now holding a total of 735,874 preferred shares.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Neves Sarkis
Diretor de Finanças e Relações com Investidores
Contax Participações S/A

ETON
PARK

New York, April 30, 2009

To:
CONTAX PARTICIPAÇÕES S.A.
Rua do Passeio, 48 a 56 parte
Rio de Janeiro, RJ, Brasil

Attn: Investors Relations Officer
Mr. Michel Neves Sarkis

Rr.: Acquisition of Relevant Equity Interest

Dear Sir:

On behalf of, (i) Eton Park Master Fund, Ltd., a company formed and existing under the laws of Cayman Islands, with headquarters at Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, West Bay Road, PO Box 31106 SMB, Grand Cayman, KY1 1205, Cayman Islands ("EP Master Fund"), (ii) EP Tisdale LLC, a company formed and existing under the laws of the State of Delaware, United States of America, with headquarters at National Corporate Research, 615 South Dupont Highway Dover, Delaware - 19901, enrolled with the National Taxpayers' Registry under No. 07.609.526/0001 -12 ("EP Tisdale"), and (iii) Eton Park Fund L.P., a limited partnership formed and existing under the laws of the State of

Delaware, United States of America, with headquarters in National Corporate Research, 615 South Dupont Highway Dover, Delaware -19901, enrolled with the National Taxpayers' Registry under No. 07.060.040/0001 -78 ("Eton Park Fund" and, hereinafter, EP Master Fund, EP Tisdale and Eton Park Fund jointly referred to as "Purchasers"), Eton Park Capital Management, L.P., a limited partnership organized and existing under the laws of the State of Delaware, United States of America; with headquarters at 399 Park Avenue, 10th Floor, New York, NY, 10022, as the Investment Manager of each of the Purchasers the ("Investment Manager"), pursuant to article 12 of the Brazilian Securities Commission ("CVM") Rule no. 358/02, hereby informs the following:

(a) On April 28, 2009, EP Tisdale and Eton Park Fund, have acquired 105,103 common shares ("ON Shares") issued by Contax ParticipacOes S.A., a publicly held company, formed and existing under the laws of the Federative Republic of Brazil, with headquarters at Rua do Passeio, 48 a 56 parte, Rio de Janeiro, RJ, Brazil, enrolled with the National Taxpayers' Registry under No. 04.032.433/0001 -80 ("Company"), representing 1.82% of the total ON Shares, increasing their total aggregate interest in the Company to a total of 328.572 ON Shares, which represents 5.69% of the total ON Shares issued by the Company;

(b) On April 28, 2009, EP Tisdale and Eton Park Fund have acquired 181,315 preferred shares ("PN Shares") issued by the Company, representing 1.98% of the total PN Shares, increasing their total aggregate interest in the Company, together with the interest held by EP Master Fund through ADRs, to a total of 735,874 PN Shares, which represents 8.02% of the total PN Shares issued by the Company;

(c) The Purchasers have acquired such stake as a long-term investment, and have no predetermined target for their investment in the Company;

(d) The acquisition of shares mentioned in this notice is not aimed at altering the control or the management structure of the Company;

(e) There are no other investments held directly or indirectly by the Purchasers in the Company, or by any of their related parties;

(f)The Purchase are not parties to any agreements or contracts regulating voting rights, or the purchase or sale of securities issued by the Company.

Therefore, in accordance with paragraph 6 of article 12 of Rule CVM 358/02, the Purchasers kindly request you to forward the information contained herein to the CVM and to BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros, and, to the extent applicable, to update the Company's Form of Annual Information (IAN) accordingly.

Sincerely yours,

/s/ Helen Watkins

Eton Park Capital Management, L.P.

Eton Park Master Fund, Ltd.
By: Eton Park Capital Management, L.P., its investment manager

EP Tisdale LLC
By; Eton Park Capital Management, L.P., its manager

Eton Park Fund, L.P.
By: Eton Park Capital Management, L.P., its investment manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.